

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 29, 2014

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

      Re: Incapital Unit Trust, Series 66 ("Incapital")
         File Nos. 333-199010; 811-22581

Dear Mr. Warren:

      On September 29, 2014, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 (the "Securities Act") for the registration of units representing the ownership of interests in Incapital. Incapital proposes to offer one underlying unit investment trust, the Nuveen Tradewinds Global Energy Revolution Portfolio, 1Q 2015 (the "Trust"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

**Prospectus**

**Principal Investment Strategy (p. 2)**

1. In describing the Trust's investments, the third paragraph discloses the Trust's intention to concentrate primarily in the energy sector, but notes that the portfolio will also consist of "*companies in the industrials, utilities, information technology and materials sectors.*" Clarify whether companies in the "industrials, utilities, information technology and materials sectors" will be included in the 80% test described in the first sentence of the first paragraph. If so, explain how this is consistent with Rule 35d-1 of the Investment Company Act of 1940 (the "Name Rule"). Specifically, consider whether the Name Rule would require that the Fund invest at least 80% of assets in companies in the energy sector since the name suggests investment in the energy industry, regardless of the Trust's intention to invest in companies "participating in the global energy revolution."

2. The first sentence of the fourth paragraph states that "*the Trust will invest at least 40% of its assets in the securities of non-U.S. companies...*" Clarify whether this 40% test will also be based on total assets as in the previously disclosed 80% test.

**Selection of Portfolio Securities (p. 3)**

3.      The second paragraph states that "*Tradewinds will conduct a final valuation assessment that seeks to minimize risk by limiting the portfolio's exposure to specific companies, regions, and capitalizations*." Disclose any such limits on exposure to specific companies, regions and capitalization.  If there are no specific limits on the Trust's exposure to certain companies, regions or capitalizations, explain the Trust's approach to minimizing risk.

**Principal Risks (p. 4)**

4.      In the first risk factor on p. 4 entitled "*[t]he Sponsor does not actively manage the portfolio*," the last sentence states that "*[t]he value of your investment may fall over time*." Delete this sentence as it is duplicative of the first sentence of the second risk factor.

5.      The fifth risk factor describes the risks associated with a concentration in the energy sector.  Disclose any additional risks associated with the Trust's intention to invest in companies "participating in the global energy revolution."

6.      On p. 6, the risks of investing in depositary receipts are disclosed.  If investing in American Depositary Receipts and Global Depository Receipts is a principal strategy, disclose as such in the Principal Investment Strategy section.

7.      On p. 8, consider expanding the risk factor captioned "*[t]he Internal Revenue Service may change its policy about dividends*" to explain more fully the IRS's current policies on dividends and how they could change to make dividend investments less attractive.

Closing

        We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

        Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility  for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui